July 14, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:        Healthy Fast Food, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed on June 29, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 4 to the registration statement on Form S-1 is being filed.

The comments of the Staff provided by John Dana Brown on July 13, 2010, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

1.
We note your response to comment 4 of our letter dated June 11, 2010.  Please clarify how you will have 12 restaurants in operation by the end of 2010 and 4 more by mid-2011.  The signed area development agreements appear to list only 3 cafes required to be opened by mid-2011.

Response:  See the clarifying language added to page 4.  With the four cafes required to be opened by the Phoenix area developer (in addition to the three to be opened by November 2010), the Company should have at least four cafes opened by mid-2011.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
July 14, 2010

2.	Please clarify what information will appear in the first paragraph of the prospectus cover page.

Response:  The final prospectus filed pursuant to Rule 424(b) will have the blanks filled in and the language appearing in brackets will not appear as part of the text.  For example, if the offering price is set at $1.00 per unit and the effective date is July 25, 2010, the first paragraph will state:

“Healthy Fast Food, Inc., the parent company of U-Swirl International, Inc., is selling units, each unit consisting of one share of common stock and one redeemable Class C warrant. Each Class C warrant entitles the holder to purchase one share of our common stock at a price of $1.50, and will expire on July 25, 2015. The Class C warrants will be exercisable 30 days after issuance, and redeemable at $0.25 per warrant, upon 30 days’ prior written notice, at any time after the date on which the closing price of the common stock has equaled or exceeded $2.00 for five consecutive trading days.”

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP